

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2014

<u>Via E-mail</u>
Steven B. Stokdyk, Esq.
Latham & Watkins LLP
355 South Grand Avenue
Atlanta, Georgia 30308-2216

> **Re:** **Live Nation Entertainment, Inc.**
> **Schedule TO-I**
> **Filed June 16, 2014**
> **File No. 005-81268**

Dear Mr. Stokdyk:

We have reviewed your response letter dated June 27, 2014 and have the following comment.

1. We disagree with your analysis in response to prior comment 2. Absent a material change in facts, we continue to believe that the right to convert the Securities for cash may be a tender offer subject to Rule 13e-4 and Regulation 14E.

Please direct any questions to me at (202) 551-3641 or Perry Hindin, Special Counsel, at (202) 551-3444.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Gregory P. Rodgers, Esq.
Latham & Watkins LLP